[Reference Translation]

September 21, 2022

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Masayoshi Hachisuka, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Extension of Repurchase Period for Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held today to extend the repurchase period for shares of its common stock, although TMC had resolved at a meeting of the board of directors held on May 11, 2022 to repurchase shares of its common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act.

1.	Reason for the change

To promote its capital efficiency, TMC will more flexibly repurchase its common stock than before while considering factors such as the price level of its common stock.

2.	Repurchase Period for Shares of Common Stock

(Underlined part indicates change)

Before the change	After the change

From June 17, 2022 to September 30, 2022	From June 17, 2022 to November 1, 2022

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on May 11, 2022 (Repurchase of shares in order to promote capital efficiency by repurchasing more flexibly its common stock than before while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock)

(1) Class of shares to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	140 million shares (maximum)

(3) Total purchase price for repurchase of shares	200 billion JPY (maximum)

(4) Period of repurchase	From June 17, 2022 to September 30, 2022

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of September 21, 2022)

(1) Total number of shares repurchased:	47,056,200 shares

(2) Total purchase price for repurchased shares:	99,999,963,573 JPY